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Pitney Bowes
Form 8-K                                                  Exhibit (a)
April 26, 1995
Page 3
                                           Press    --     Sheryl Y. Battles
                                              Director, Corp. Communications
                                                     (203) 351-6808

                                         Financial  --     Ernest J. Jackson
                                              Director, Investor Relations
                                                     (203) 351-6349

FOR IMMEDIATE RELEASE

PITNEY BOWES ENTERS DEFINITIVE AGREEMENT TO SELL ITS DICTAPHONE CORPORATION SUBSIDIARY

Stamford, Conn., April 26, 1995 -- Pitney Bowes Inc. today announced that it has entered into a definitive agreement for the sale of its Dictaphone Corporation subsidiary and related worldwide operations for $450 million in cash to an affiliate of Stonington Partners, Inc. Pitney Bowes expects to report an after-tax gain upon the closing of the sale, which is expected to be completed by July.

Stonington  Partners is a private investment firm which manages the
Stonington Capital Appreciation 1994 Fund, L.P.   The sale is
conditioned upon, among other things, the buyer's obtaining financing and the receipt of applicable regulatory approvals. The buyer has received commitment letters from its Fund for its equity financing and commitment letters and highly confident letters from major financial institutions for its debt financing.

Dictaphone Corporation develops and manufactures voice processing, dictation and communication recording systems, which it markets throughout the U.S. and through direct operations in Canada, the United Kingdom, Germany and Switzerland.

Pitney Bowes previously announced its intent to sell Dictaphone Corporation as part of an initiative to refine its strategic focus. The company intends to use proceeds from the Dictaphone sale to pay down debt incurred since the beginning of 1994 in repurchasing its stock, and for other corporate purposes.

Pitney Bowes is a leading worldwide provider of innovative products and services which intelligently manage the movement of messages and packages through relevant networks.